Exhibit 99.1

Nano Labs Invests in AI ASIC Chip Startup, Collaborating with DeepSeek to Drive the Future of AI Technology

HONG KONG, Jan. 28, 2025 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company,” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced its strategic investment in Hangzhou Weiheng Technology Co., Ltd. (“Weiheng Technology”), obtaining a 5% stake in the company. Weiheng Technology is engaged in the development of AI focused ASIC compute-storage chips for edge and endpoint computing as well as applications for large AI models, and its products can be integrated with DeepSeek’s latest large models.

Dr. Jianping Kong, Chairman and CEO of Nano Labs, commented, “The evolution toward cost-performance optimization and practical deployment is expected to accelerate the adoption of AI models across industries such as consumer electronics, embodied intelligence, and intelligent vehicles, propelling the sector toward smarter and more efficient solutions. Looking ahead to 2025, AI technology is poised to spark a new wave of applications in endpoint computing, unlocking vast market potential. With its innovative technologies, our invested startup is well-positioned to thrive in this wave, seize greater opportunities, and continue driving global technological progress.”

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: https://ir.nano.cn/.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com